Exhibit 9Filed by AvalonBay Communities, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.
Commission File No.: 001-12672

The following is a press release that was issued by AvalonBay Communities, Inc. on July 22, 2026:
For Immediate News Release
July 22, 2026
AVALONBAY COMMUNITIES, INC.
PROVIDES Q2 2026 RESULTS, INCREASES SAME STORE OUTLOOK, AND
SUSPENDS EPS, FFO, AND CORE FFO OUTLOOK DUE TO PROPOSED MERGER
(Arlington, VA) AvalonBay Communities, Inc. (NYSE: AVB) (the “Company”) reported Earnings per Share – diluted (“EPS”), Funds from Operations attributable to common stockholders - diluted (“FFO”) per share and Core FFO per share (as defined in this release) for the three and six months ended June 30, 2026 and 2025 as detailed below.

	Q2 2026	Q2 2025	% Change
EPS	$1.11	$1.88	(41.0)%
FFO per share (1)	$2.73	$2.80	(2.5)%
Core FFO per share (1)	$2.86	$2.82	1.4%

	YTD 2026	YTD 2025	% Change
EPS	$3.43	$3.54	(3.1)%
FFO per share (1)	$5.46	$5.59	(2.3)%
Core FFO per share (1)	$5.69	$5.65	0.7%

(1) For additional detail on reconciling items between EPS, FFO and Core FFO, see Definitions and Reconciliations, table 4.

Commenting on the Company's results, Benjamin W. Schall, President and CEO of the Company, said "Our second quarter was strong, exceeding expectations, and the results reflect the enduring qualities of our business — a high-quality portfolio in supply-constrained markets, a proven operating platform, and teams that execute with consistency and discipline.

"We are proud of AvalonBay’s over 30-year history as one of the leading public multi-family operators and developers. The proposed combination with Equity Residential now provides the opportunity to draw on the foundational strengths of two exceptional organizations to create the premier company in rental housing in the country. The scale, the talent, the portfolio, the operating capabilities and the investment opportunities all come together in ways that neither company could achieve alone. We’re extremely excited for our future and look forward to sharing more later this year."

The following table compares the Company’s actual results for EPS, FFO per share and Core FFO per share for the three months ended June 30, 2026 to its results for the prior year period:

Q2 2026 Results Compared to Q2 2025
	Per Share
	EPS	FFO	Core FFO
Q2 2025 per share reported results	$1.88	$2.80	$2.82
Same Store Residential NOI (1)	0.03	0.03	0.03
Development NOI	0.08	0.08	0.08
Overhead and other	(0.02)	(0.02)	(0.02)
Capital markets and transaction activity	(0.07)	(0.06)	(0.05)
Core FFO adjustments (2)	(0.10)	(0.10)	—
Real estate gains, net, depreciation expense and other	(0.69)	—	—
Q2 2026 per share reported results	$1.11	$2.73	$2.86

(1) Consists of increases of $0.07 in revenue and $0.04 in operating expenses.
(2) For detail of Core FFO adjustments, see Definitions and Reconciliations, table 4.

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The following table compares the Company’s actual results for EPS, FFO per share and Core FFO per share for the three months ended June 30, 2026 to its April 2026 outlook:

Q2 2026 Results Compared to April 2026 Outlook
	Per Share
	EPS	FFO	Core FFO
Projected per share (1)	$1.28	$2.73	$2.77
Same Store Residential NOI (2)	0.09	0.09	0.09
Development NOI	0.01	0.01	0.01
Overhead and other	(0.01)	(0.01)	(0.01)
Core FFO adjustments (3)	(0.09)	(0.09)	—
Real estate gains, net, depreciation expense and other	(0.17)	—	—
Q2 2026 per share reported results	$1.11	$2.73	$2.86
(1) The mid-point of the Company's April 2026 outlook.
(2) Consists of favorable revenue of $0.03 and lower operating expenses of $0.06. Approximately $0.03 of the operating expenses benefit is related to timing and expected to be incurred in the second half of the year.

(3) For detail of Core FFO adjustments, see Definitions and Reconciliations, table 4.

The following table compares the Company’s actual results for EPS, FFO per share and Core FFO per share for the six months ended June 30, 2026 to its results for the prior year period:

YTD 2026 Results Compared to YTD 2025
	Per Share
	EPS	FFO	Core FFO
YTD 2025 per share reported results	$3.54	$5.59	$5.65
Same Store Residential NOI (1)	0.04	0.04	0.04
Development NOI	0.15	0.15	0.15
Commercial NOI	(0.01)	(0.01)	(0.01)
Overhead and other	(0.03)	(0.03)	(0.03)
Capital markets and transaction activity	(0.13)	(0.13)	(0.11)
Core FFO adjustments (2)	(0.15)	(0.15)	—
Real estate gains, net, depreciation expense and other	0.02	—	—
YTD 2026 per share reported results	$3.43	$5.46	$5.69

(1) Consists of increases of $0.15 in revenue and $0.11 in operating expenses.
(2) For detail of non-core items, see Definitions and Reconciliations, table 4.

Same Store Operating Results for the Three Months Ended June 30, 2026 Compared to the Prior Year Period

Same Store Residential revenue increased $10,958,000, or 1.6%, to $709,586,000. Same Store Residential operating expenses increased $6,134,000, or 2.9%, to $221,034,000 and Same Store Residential NOI increased $4,824,000, or 1.0%, to $488,552,000.
Commenting on the Company's operating results, Sean J. Breslin, Chief Operating Officer, said, "A healthier demand environment, easing new supply, and disciplined execution by our teams delivered strong rent growth and lower operating expenses in the first half of the year, enabling us to increase Same Store NOI guidance for the full year. These factors set a strong foundation as we bring two organizations together and position the combined company to produce healthy results in the quarters ahead."

Same Store Operating Results for the Six Months Ended June 30, 2026 Compared to the Prior Year Period

Same Store Residential revenue increased $21,953,000, or 1.6%, to $1,412,006,000. Same Store Residential operating expenses increased $16,053,000, or 3.7%, to $444,551,000 and Same Store Residential NOI increased $5,900,000, or 0.6%, to $967,455,000.

Development Activity

During the three months ended June 30, 2026, the Company completed the development of Avalon Parsippany, located in Parsippany, NJ. Avalon Parsippany contains 410 apartment homes and was constructed for a Total Capital Cost of $145,000,000.

During the three months ended June 30, 2026, the Company started the construction of three apartment communities:

•Avalon Townhome Collection Central Park, located in Denver, CO;
•Kanso Plymouth, located in Plymouth, MA; and
•Avalon Dulles Innovation, located in Herndon, VA.

These communities are expected to contain an aggregate of 801 apartment homes and 5,000 square feet of commercial space for an estimated Total Capital Cost of $283,000,000. Avalon Townhome Collection Central Park is being developed through the Company's Developer Funding Program ("DFP").

During the six months ended June 30, 2026, the Company:

•completed the development of two wholly-owned communities containing an aggregate of 755 apartment homes for a Total Capital Cost of $247,000,000; and

•started the construction of five apartment communities. These communities are expected to contain an aggregate of 1,247 apartment homes. Estimated Total Capital Cost for these communities is $471,000,000.

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At June 30, 2026, the Company had 27 wholly-owned Development communities under construction that are expected to contain 9,064 apartment homes and 74,000 square feet of commercial space. Estimated Total Capital Cost for these communities is $3,526,000,000.

Disposition Activity

During the six months ended June 30, 2026, the Company sold three wholly-owned communities containing an aggregate of 884 apartment homes. These communities were sold for $340,750,000, resulting in a gain in accordance with generally accepted accounting principles in the United States ("GAAP") of $179,688,000 and an Economic Gain of $35,836,000.

In July 2026, the Company sold eaves Tysons Corner, a wholly-owned community with 217 apartment homes, located in Vienna, VA for $68,050,000.

Structured Investment Program ("SIP") Activity

As previously disclosed, during the three months ended June 30, 2026, the Company entered into one new mezzanine loan commitment, agreeing to provide an investment of up to $15,000,000.

During the six months ended June 30, 2026, the Company received full repayment of $17,580,000 for one mezzanine loan, which includes principal and contractual accrued interest in accordance with the terms of the agreement.

Both the repayment and new commitment were for multifamily development projects in Metro NY/NJ.

Liquidity and Capital Markets

At June 30, 2026, the Company had $80,682,000 in unrestricted cash and cash equivalents.

Debt Activity

During the three months ended June 30, 2026, the Company repaid $475,000,000 principal amount of its 2.95% coupon unsecured notes at par upon maturity.

As of June 30, 2026, the Company did not have any borrowings outstanding under its Credit Facility and had outstanding borrowings of $915,786,000 under its unsecured commercial paper program.

The Company’s annualized Net Debt-to-Core EBITDAre (as defined in this release) for the second quarter of 2026 was 4.6 times and Unencumbered NOI (as defined in this release) for the six months ended June 30, 2026 was 95%.

Equity Activity

During the three months ended June 30, 2026, the Company settled outstanding equity forward contracts entered into during 2024, issuing 2,760,000 shares of common stock at $220.08 per share for proceeds of $607,433,000.

In July 2026, the Company settled the remaining outstanding equity forward contracts, issuing 920,000 shares of common stock at $219.52 per share for proceeds of $201,958,000.

There were no repurchases of common stock during the three months ended June 30, 2026. During the six months ended June 30, 2026, the Company repurchased 1,130,336 shares of common stock at an average price of $175.59 per share, including fees, for a total of $198,480,000. There have been no repurchases subsequent to June 30, 2026.

Proposed Merger with Equity Residential

On May 21, 2026, Equity Residential (NYSE: EQR) and the Company announced a definitive agreement to combine in an all-stock merger of equals, creating one of the country's leading real estate companies with the differentiated scale, capabilities, and balance sheet strength to expand margins, accelerate growth, and redefine leadership in rental housing. The combined company will have a pro forma equity market capitalization of approximately $53 billion and a total enterprise value of approximately $71 billion, with more than 180,000 rental apartments (data as of July 17, 2026).

On June 8, 2026, the combined company announced the executive leadership team, led by Benjamin W. Schall, who will serve as the President and CEO of the combined company.

Under the terms of the merger agreement, the combined company's board will consist of 14 trustees, including seven members of the current Equity Residential board and seven members of the current AvalonBay board. The following members of the Equity Residential board will serve on the combined company board as of the closing of the merger: David J. Neithercut, Angela M. Aman, Chris Carr, Mary Kay Haben, Ann C. Hoff, Nina P. Jones and Stephen E. Sterrett. The following members of the AvalonBay board will serve

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on the combined company board as of the closing of the merger: Timothy J. Naughton, Benjamin W. Schall, Terry S. Brown, Conor C. Flynn, Christopher B. Howard, Charles E. Mueller Jr., and Susan Swanezy. Pursuant to the merger agreement, Mr. Sterrett will be appointed to serve as the Chairman of the combined company board.

On August 12, 2026, the Company will hold its special meeting of stockholders and Equity Residential will hold its special meeting of shareholders related to the proposed merger. For further information, please refer to the definitive joint proxy statement/prospectus filed by each of the Company and Equity Residential with the Securities and Exchange Commission (the "SEC") on July 13, 2026.

Same Store Full Year 2026 Financial Outlook

For its Same Store portfolio full year 2026 financial outlook, the Company expects the following:

Full Year Same Store Projected Revenue, Projected Operating Expenses and Projected NOI Outlook (1)
	Original			Updated
	Low		High	Low		High
Projected revenue change	0.4%	—%	2.4%	1.1%	—%	2.1%
Projected Opex change	2.7%	—%	4.9%	3.0%	—%	4.0%
Projected NOI change	(0.7)%	—%	1.3%	—%	—%	1.4%

(1) Represents projections of the standalone Company compared to full year 2025 and excludes the impact of the proposed merger.

Other Matters

In light of the Company’s proposed merger of equals with Equity Residential, the Company will not hold a conference call to discuss its second quarter 2026 financial results.

The Company produces Earnings Release Attachments (the "Attachments") that provide more detailed information regarding financial information and operating, development, redevelopment, disposition and acquisition activity. These Attachments are considered a part of this earnings release and are available in full with this earnings release via the Company's website at https://investors.avalonbay.com. To receive future press releases via e-mail, please submit a request through https://investors.avalonbay.com/news-events/email-alerts.

In addition to the Attachments, the Company is providing an investor presentation in connection with this release that will be available on the Company's website at https://investors.avalonbay.com after the market close on July 22, 2026.

About AvalonBay Communities, Inc.

AvalonBay Communities, Inc., a member of the S&P 500, is an equity REIT that develops, redevelops, acquires and manages apartment communities in leading metropolitan areas in Boston, Massachusetts, the New York/New Jersey Metro area, the Mid-Atlantic, Seattle, Washington, and Northern and Southern California, as well as in the Company's expansion regions of Raleigh-Durham and Charlotte, North Carolina, Southeast Florida, Dallas and Austin, Texas, and Denver, Colorado. As of June 30, 2026, the Company owned or held a direct or indirect ownership interest in 322 apartment communities containing 99,072 apartment homes in 11 states and the District of Columbia, of which 27 communities were under development and one community was under redevelopment. More information may be found on the Company’s website at https://www.avalonbay.com. For additional information, please contact Matthew Grover, Senior Director of Investor Relations, at 703-317-4524.

Forward-Looking Statements

This release, including its Attachments, contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company's forward-looking statements generally use the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “assume,” “project,” “plan,” “may,” “shall,” “will,” “pursue,” “outlook” and other similar expressions that indicate future events and trends and do not report historical matters. These statements, among other things, address or reflect the Company’s intent, belief, forecasts, assumptions or expectations with respect to: development, redevelopment, acquisition or disposition of communities; the timing and cost of completion of communities under development or redevelopment; the timing of lease-up, occupancy and stabilization of communities; pursuit of land for future development; the anticipated operating performance of communities; cost, yield, revenue, NOI and earnings estimates; the impact of landlord-tenant laws and rent regulations, including rent caps; the Company’s expansion into new regions; declaration or payment of dividends; joint venture activities; the Company’s policies regarding investments, indebtedness, acquisitions, dispositions, financings and other matters; the Company’s qualification as a REIT under the Internal Revenue Code of 1986, as amended; the real estate markets in regions where the

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Company operates and in general; the availability of debt and equity financing; interest rates, inflation, tariffs and other economic conditions and their potential impacts; trends affecting the Company’s financial condition or results of operations; legal and regulatory changes; the impact of legal proceedings; the proposed transaction between the Company and Equity Residential; the expected timing and completion of the proposed transaction; and the anticipated benefits of the proposed transaction.

The Company cannot assure the future results or outcome of the matters described in these statements; rather these statements reflect the Company’s current expectations of the outcomes of the matters discussed. The Company does not undertake a duty to update these forward-looking statements, and therefore they may not represent the Company’s estimates and assumptions after the date of this release. You should not rely on forward-looking statements because they involve risks and uncertainties and other factors, some of which are beyond the Company’s control. These risks, uncertainties and other factors may cause the Company’s actual results, performance or achievements to differ materially from the anticipated future results, performance or achievements expressed or implied by these forward-looking statements. You should carefully review the discussion under Part I, Item 1A. “Risk Factors” of the Company’s Form 10-K for the year ended December 31, 2025 and Part II, Item 1A. “Risk Factors” in subsequent quarterly reports on Form 10-Q, as well as the risks described in the Definitive Joint Proxy Statement/Prospectus (as defined below) that has been filed with the SEC in connection with the proposed transaction and is available from the sources indicated below, for further discussion of risks associated with forward-looking statements.

Some of the factors that could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements include, but are not limited to, the following: the Company may fail to secure development opportunities due to an inability to reach agreements with third parties to obtain land at attractive prices or to obtain desired zoning and other local approvals; the Company may abandon or defer development opportunities for a number of reasons, including changes in local market conditions which make development less desirable, increases in costs of development, increases in the cost of capital or lack of capital availability, resulting in losses; construction costs of a community may exceed original estimates; the Company may be unable to complete planned dispositions, or may complete such transactions on different timing or terms than expected; the Company may not complete construction and lease-up of communities under development or redevelopment on schedule, resulting in increased interest costs and construction costs and a decrease in expected rental revenues; occupancy rates and market rents may be adversely affected by competition and local economic and market conditions which are beyond the Company’s control; the Company’s cash flows from operations and access to cost-effective capital may be insufficient for the development of the Company’s pipeline, which could limit the Company’s pursuit of opportunities; an outbreak of disease or other public health event may affect the multifamily industry and general economy; the Company’s cash flows may be insufficient to meet required payments of principal and interest, and the Company may be unable to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of existing indebtedness; the Company may be unsuccessful in its management of joint ventures and the REIT vehicles that are used with certain joint ventures; the Company may experience a casualty loss, natural disaster or severe weather event, including those caused by climate change; new or existing laws and regulations implementing rent control or rent stabilization, or otherwise limiting the Company’s ability to increase rents, charge non-rent fees or evict tenants, may impact its revenue or increase costs; the Company’s expectations, estimates and assumptions as of the date of this filing regarding legal proceedings may change; the Company’s assumptions and expectations in its financial outlook may prove to be too optimistic; the Company may choose to pay dividends in its stock instead of cash, which may result in stockholders having to pay taxes with respect to such dividends in excess of the cash received, if any; investments made under the SIP may not be repaid as expected or the development may not be completed on schedule, which could require the Company to engage in litigation, foreclosure actions, and/or first party project completion to recover its investment, which may not be recovered in full or at all in such event; the Company may be unable to complete the proposed transaction with Equity Residential on the proposed terms or on the anticipated timeline, or at all, including as a result of the failure to obtain the required respective stockholder or shareholder, as applicable, approval; the Company may not realize the anticipated benefits of the proposed transaction due to delay in completing the proposed transaction; the Company may face significant transaction costs and/or unknown or inestimable liabilities relating to the proposed transaction; the Company may face disruptions resulting from the proposed transaction, including the diversion of management’s attention from ongoing business operations, which may harm the Company’s business during the pendency of the proposed transaction or otherwise; the Company may face certain restrictions during the pendency of the business combination that may impact its ability to

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pursue certain business opportunities or strategic transactions; the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the occurrence of certain events that may result in the termination of the merger agreement; and the Company’s financial performance may be affected by potential business uncertainty during the pendency of the business combination.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between the Company and Equity Residential, Equity Residential has filed with the SEC a registration statement on Form S-4 (File No. 333-297128) (the “Registration Statement”) which includes the joint proxy statement of the Company and Equity Residential that also constitutes a prospectus of Equity Residential. The Registration Statement was declared effective on July 13, 2026, and each of the Company and Equity Residential commenced mailing of the definitive joint proxy statement of the Company and Equity Residential that also constitutes a prospectus of Equity Residential (the “Definitive Joint Proxy Statement/Prospectus”) to their respective stockholders or shareholders, as applicable, on or about July 13, 2026. Each of the Company and Equity Residential may also file other relevant documents with the SEC regarding the proposed transaction. This press release is not a substitute for the Registration Statement, Definitive Joint Proxy Statement/Prospectus or any other document that the Company or Equity Residential (as applicable) have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AVALONBAY AND EQUITY RESIDENTIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS
AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the Definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by the Company and Equity Residential, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC may be obtained free of charge by accessing the “Investor” section of the Company’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com.

Participants in the Solicitation

The Company, Equity Residential, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Equity Residential’s stockholders or shareholders, as applicable, in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical

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Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of the Company’s securities by its directors and executive officers have changed since the amounts set forth in the Company’s definitive proxy statement for its 2026 Annual meeting of Stockholders or the holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, the Definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions. Investors may obtain free copies of these documents from the Company or Equity Residential using the sources indicated above.

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Definitions and Reconciliations

Non-GAAP financial measures and other capitalized terms, as used in this earnings release, are defined, reconciled and further explained on Attachment 11, Definitions and Reconciliations of Non-GAAP Financial Measures and Other Terms. Attachment 11 is included in the full earnings release available at the Company’s website at https://investors.avalonbay.com. This wire distribution includes only the following definitions and reconciliations.

Average Monthly Revenue per Occupied Home is calculated by the Company as Residential revenue in accordance with GAAP, divided by the weighted average number of occupied apartment homes.

Capitalized Community Expenditures includes Asset Preservation Capex and NOI Enhancing Capex.

•Asset Preservation Capex represents capital expenditures that the Company does not expect will directly result in increased revenue or expense savings.
•NOI Enhancing Capex represents capital expenditures that the Company expects will directly result in increased revenue or expense savings, and excludes any capital expenditures for redevelopment activities.

Both Asset Preservation Capex and NOI Enhancing Capex exclude costs associated with our Development communities under construction, including post-construction close out costs, as well as capital expenditures associated with newly acquired communities that were contemplated as part of the initial investment in the community. The Company’s Residential Capitalized Community Expenditures for Same Store and Non-Same Store operating portfolios during the six months ended June 30, 2026 are as follows (dollars in thousands):

TABLE 1
	Apartment Homes	Asset Preservation		NOI Enhancing
		YTD 2026	Per Home	YTD 2026	Per Home
Same Store	79,473	$98,066	$1,234	$62,268	$784
Non-Same Store	6,266	8,384	1,338	1,446	231
Total	85,739	$106,450	$1,242	$63,714	$743

Commercial represents results attributable to the non-apartment components of the Company's mixed-use communities and other non-residential operations.

Development is composed of consolidated communities that are either currently under construction, or were under construction and were completed during the current year. These communities may be partially or fully complete and operating.

DownREIT Units means units representing limited partnership interests in the "downREIT" partnership that acquired the Dallas-Fort Worth portfolio of six communities in April 2025. Each DownREIT Unit is entitled to receive quarterly distributions at the same rate as quarterly dividends on a share of the Company’s common stock (pro rated for the time outstanding during the first quarter of issuance). Following the one-year anniversary of the closing date, each holder of a DownREIT Unit will have the right to initiate a transaction in which each DownREIT Unit may be redeemed for a cash amount related to the then-current trading price of one share of the Company’s common stock or, at the Company’s election, one share of the Company’s common stock.

EBITDA, EBITDAre and Core EBITDAre are considered by management to be supplemental measures of our financial performance. EBITDA is defined by the Company as net income or loss computed in accordance with GAAP before interest expense, income taxes, depreciation and amortization. EBITDAre is calculated by the Company in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“Nareit”), as EBITDA plus or minus losses and gains on the disposition of depreciated property, plus casualty loss and impairment write-downs of depreciated property, with adjustments to reflect the Company's share of EBITDAre of unconsolidated entities. Core EBITDAre is the Company’s EBITDAre as adjusted for non-core items outlined in the table below. By further adjusting for items that are not considered part of the Company’s core business operations, Core EBITDAre can help one compare the core operating and financial performance of the Company between periods. A reconciliation of EBITDA, EBITDAre and Core EBITDAre to net income is as follows (dollars in thousands):

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TABLE 2
Q2
2026
Net income	$156,893
Interest expense and loss on extinguishment of debt	72,208
Income tax expense	70
Depreciation expense	232,975
EBITDA	$462,146

Loss on sale of communities	338
Unconsolidated entity EBITDAre adjustments (1)	3,361
EBITDAre	$465,845

Unconsolidated entity activity	(7,464)
Structured Investment Program loan reserve	102
Advocacy contributions	525
Severance related costs	74
Expensed transaction, development and other pursuit costs, net of recoveries	19,085
Other real estate activity	(223)
Legal settlements and costs	6,317
Core EBITDAre	$484,261

(1) Includes joint venture interest, taxes, depreciation, gain on dispositions of depreciated real estate and impairment losses, if applicable, included in net income.

Economic Gain is calculated by the Company as the gain on sale in accordance with GAAP, less accumulated depreciation through the date of sale and any other adjustments that may be required under GAAP accounting. Management generally considers Economic Gain to be an appropriate supplemental measure to gain on sale in accordance with GAAP because it helps investors to understand the relationship between the cash proceeds from a sale and the cash invested in the sold community. The Economic Gain for disposed communities is based on their respective final settlement statements. A reconciliation of the aggregate Economic Gain to the aggregate gain on sale in accordance with GAAP for the wholly-owned communities disposed of during the six months ended June 30, 2026 is as follows (dollars in thousands):

TABLE 3
YTD 2026
Net Gain on sale in accordance with GAAP	$179,688

Accumulated Depreciation and Other	(143,852)

Economic Gain	$35,836

Economic Occupancy is defined as total possible Residential revenue less vacancy loss as a percentage of total possible Residential revenue. Total possible Residential revenue (also known as “gross potential”) is determined by valuing occupied units at contract rates and vacant units at Market Rents. Vacancy loss is determined by valuing vacant units at current Market Rents. By measuring vacant apartments at their Market Rents, Economic Occupancy takes into account the fact that apartment homes of different sizes and locations within a community have different economic impacts on a community’s gross revenue.

FFO and Core FFO are generally considered by management to be appropriate supplemental measures of our operating and financial performance. FFO is calculated by the Company in accordance with the definition adopted by Nareit. FFO is calculated by the Company as Net income or loss attributable to common stockholders computed in accordance with GAAP, adjusted for gains or losses on sales of previously depreciated operating communities, cumulative effect of a change in accounting principle, impairment write-downs of depreciable real estate assets, write-downs of investments in affiliates due to a decrease in the value of depreciable real estate assets held by those affiliates and depreciation of real estate assets, including similar adjustments for unconsolidated partnerships and joint ventures, including those from a change in control. FFO can help one compare the operating and financial performance of a real estate company between periods or as compared to different companies because adjustments such as (i) gains or losses on sales of previously depreciated property or (ii) real estate depreciation may impact comparability between companies as the amount and timing of these or similar items can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates. Core FFO is the Company's FFO as adjusted for non-core items outlined in the table below. By further adjusting for items that we do not consider to be part of our core business

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operations, Core FFO can help with the comparison of core operating performance of the Company between periods. A reconciliation of Net income attributable to common stockholders to FFO and to Core FFO is as follows (dollars in thousands):

TABLE 4
	Q2	Q2	YTD	YTD
	2026	2025	2026	2025
Net income attributable to common stockholders	$155,720	$268,665	$481,450	$505,262
Depreciation - real estate assets, including joint venture adjustments	230,319	230,264	460,921	446,891
Income attributable to noncontrolling interests	1,173	1,190	3,733	1,190
Loss (gain) on sale of previously depreciated real estate	338	(99,457)	(179,574)	(155,926)
Casualty loss on real estate	—	858	4,619	858
FFO	387,550	401,520	771,149	798,275

Adjusting items:
Unconsolidated entity activity (1)	(7,464)	1,223	(348)	2,465
Structured Investment Program loan reserve (2)	102	(247)	(162)	(230)
Hedge accounting activity	—	3	12	22
Advocacy contributions	525	87	2,659	87
Severance related costs	74	26	1,187	202
Expensed transaction, development and other pursuit costs, net of recoveries (3)	19,085	1,407	21,666	5,295
Other real estate activity (4)	(223)	(3,614)	(307)	(3,747)
Legal settlements and costs	6,317	4,098	9,091	5,576
Income tax expense (benefit)	70	(531)	(224)	(647)
Core FFO	$406,036	$403,972	$804,723	$807,298

Weighted average common shares outstanding - diluted	141,834,769	143,292,306	141,323,779	142,889,432

Earnings per common share - diluted	$1.11	$1.88	$3.43	$3.54
FFO per common share - diluted	$2.73	$2.80	$5.46	$5.59
Core FFO per common share - diluted	$2.86	$2.82	$5.69	$5.65

(1) Amounts for Q2 and YTD 2026 consist primarily of unrealized gains on property technology and sustainability fund investments, as well as distributions from an unconsolidated real estate venture. Amounts for Q2 and YTD 2025 consist primarily of net unrealized losses on property technology and sustainability fund investments.
(2) Represents changes to the loan loss reserve associated with the Company's lending commitments primarily under its SIP. The timing and amount of any actual losses that will be incurred, if any, is to be determined.
(3) Amount for Q2 and YTD 2026 includes costs related to the proposed merger with Equity Residential of $12,367 and a write-off of $4,545 for one development opportunity that the Company determined is no longer probable. Amount for YTD 2025 includes a write-off of $3,668 for one development opportunity that the Company determined is no longer probable.
(4) Amounts for Q2 and YTD 2026 include gains on sale of non-operating real estate. Amounts for Q2 and YTD 2025 consist primarily of the gain on the sale of a development right.

Interest Coverage is calculated by the Company as Core EBITDAre divided by interest expense. Interest Coverage is presented by the Company because it provides rating agencies and investors an additional means of comparing our ability to service debt obligations to that of other companies. A calculation of Interest Coverage for the three months ended June 30, 2026 is as follows (dollars in thousands):

TABLE 5

Core EBITDAre (1)	$484,261

Interest expense (2)	$72,208

Interest Coverage	6.7 times

(1) For additional detail, see Definitions and Reconciliations, table 2.
(2) Excludes the impact of non-core hedge accounting activity.

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Market Cap Rate is defined by the Company as Projected NOI of a single community for the first 12 months of operations (assuming no repositioning), less an estimate of typical capital expenditure allowance per apartment home, divided by the gross sales price for the community. Projected NOI, as referred to above, represents management’s estimate of projected rental revenue minus projected operating expenses before interest, income taxes (if any), depreciation and amortization. For this purpose, management’s projection of operating expenses for the community includes a management fee of 2.5% and an estimate of typical market costs for insurance, payroll and other operating expenses for which the Company may have proprietary advantages not available to a typical buyer. The Market Cap Rate, which may be determined in a different manner by others, is a measure frequently used in the real estate industry when determining the appropriate purchase price for a property or estimating the value for a property. Buyers may assign different Market Cap Rates to different communities when determining the appropriate value because they (i) may project different rates of change in operating expenses and capital expenditure estimates and (ii) may project different rates of change in future rental revenue due to different estimates for changes in rent and occupancy levels. The weighted average Market Cap Rate is weighted based on the gross sales price of each community.

Market Rents as reported by the Company are based on the current market rates set by the Company based on its experience in renting apartments and publicly available market data. Market Rents for a period are based on the average Market Rents during that period and do not reflect any impact for cash concessions.

Net Debt-to-Core EBITDAre is calculated by the Company as total debt (secured and unsecured debt, and the Company's Credit Facility and commercial paper program) that is consolidated for financial reporting purposes, less consolidated cash and restricted cash, divided by annualized second quarter 2026 Core EBITDAre. A calculation of Net Debt-to-Core EBITDAre is as follows (dollars in thousands):

TABLE 6

Total debt principal (1)	$9,079,099
Cash and cash equivalents and restricted cash	(209,288)
Net debt	$8,869,811

Core EBITDAre (2)	$484,261

Core EBITDAre, annualized	$1,937,044

Net Debt-to-Core EBITDAre	4.6 times

(1) Balance at June 30, 2026 excludes $41,604 of debt discount and deferred financing costs as reflected in unsecured debt, net, $12,400 of debt discount and deferred financing costs as reflected in notes payable, net, and $314 of commercial paper discount as reflected in unsecured credit facility and commercial paper, net on the Condensed Consolidated Balance Sheets.

(2) For additional detail, see Definitions and Reconciliations, table 2.

NOI is defined by the Company as total property revenue less direct property operating expenses (including property taxes), and excluding corporate-level income (including management, development and other fees), property management and other indirect operating expenses, net of corporate income, expensed transaction, development and other pursuit costs, net of recoveries, interest expense, net, loss on extinguishment of debt, net, general and administrative expense, (income) loss from unconsolidated investments, SIP interest income, depreciation expense, income tax (benefit) expense, casualty loss, (gain) loss on sale of communities, other real estate activity and net operating income from real estate assets sold or held for sale. The Company considers NOI to be an important and appropriate supplemental performance measure to net income because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of any corporate-level property management overhead or financing-related costs. NOI reflects the operating performance of a community and allows for an easier comparison of the operating performance of individual assets or groups of assets. In addition, because prospective buyers of real estate have different financing and overhead structures, with varying marginal impact to overhead as a result of acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or group of assets.

Residential NOI represents results attributable to the Company's apartment rental operations, including parking and other ancillary Residential revenue. Reconciliations of NOI and Residential NOI to net income, as well as a breakdown of Residential NOI by operating segment, are as follows (dollars in thousands):

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TABLE 7
	Q2	Q2	Q1	Q4	YTD	YTD
	2026	2025	2026	2025	2026	2025
Net income	$156,893	$269,855	$328,290	$165,985	$485,183	$506,452
Property management and other indirect operating expenses, net of corporate income	38,483	38,153	38,100	36,101	76,583	74,254
Expensed transaction, development and other pursuit costs, net of recoveries	19,976	2,493	3,416	2,217	23,392	7,237
Interest expense, net	70,070	64,801	71,489	69,106	141,559	124,665
General and administrative expense	27,137	22,997	22,077	21,874	49,214	42,777
(Income) loss from unconsolidated investments	(7,647)	1,052	6,527	745	(1,120)	2,051
SIP interest income	(7,704)	(6,937)	(7,481)	(7,594)	(15,185)	(13,050)
Depreciation expense	232,975	231,730	233,104	233,387	466,079	449,618
Income tax expense (benefit)	70	(531)	(294)	(295)	(224)	(647)
Casualty loss	—	858	4,619	418	4,619	858
Loss (gain) on sale of communities, net	338	(99,457)	(179,912)	368	(179,574)	(155,926)
Other real estate activity	(223)	(3,637)	(84)	(212)	(307)	(3,792)
NOI from real estate assets sold or held for sale	(1,124)	(15,631)	(3,392)	(6,680)	(4,516)	(33,379)
NOI	529,244	505,746	516,459	515,420	1,045,703	1,001,118

Commercial NOI	(7,572)	(7,180)	(8,317)	(7,428)	(15,889)	(17,072)
Residential NOI	$521,672	$498,566	$508,142	$507,992	$1,029,814	$984,046

Residential NOI
Same Store:
Boston, MA	$65,321	$65,497	$62,913	$63,834	$128,234	$129,061
Metro NY/NJ	96,972	97,839	94,127	95,680	191,099	193,053
Mid-Atlantic	63,969	65,631	63,245	63,876	127,214	130,627
Southeast FL	17,073	16,965	17,881	18,271	34,954	35,895
Denver, CO	9,168	9,125	9,644	9,190	18,812	18,735
Seattle, WA	33,776	34,646	33,602	34,026	67,378	68,978
N. California	84,055	77,070	80,051	77,866	164,106	154,552
S. California	108,166	106,725	106,866	108,531	215,032	210,639
Other Expansion Regions	10,052	10,230	10,574	10,194	20,626	20,015
Total Same Store	488,552	483,728	478,903	481,468	967,455	961,555
Other Stabilized	19,549	10,274	19,014	18,964	38,563	13,575
Development/Redevelopment	13,571	4,564	10,225	7,560	23,796	8,916
Residential NOI	$521,672	$498,566	$508,142	$507,992	$1,029,814	$984,046

NOI as reported by the Company does not include the operating results from assets sold or classified as held for sale. A reconciliation of NOI from communities sold or classified as held for sale is as follows (dollars in thousands):

TABLE 8
	Q2	Q2	Q1	Q4	YTD	YTD
	2026	2025	2026	2025	2026	2025

Revenue from real estate assets sold or held for sale	$1,570	$23,665	$5,955	$10,174	$7,525	$50,407
Operating expenses from real estate assets sold or held for sale	(446)	(8,034)	(2,563)	(3,494)	(3,009)	(17,028)
NOI from real estate assets sold or held for sale	$1,124	$15,631	$3,392	$6,680	$4,516	$33,379

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Commercial NOI is composed of the following components (dollars in thousands):

TABLE 9
	Q2	Q2	Q1	Q4	YTD	YTD
	2026	2025	2026	2025	2026	2025

Commercial Revenue	$10,061	$9,163	$10,861	$9,954	$20,922	$20,770
Commercial Operating Expenses	(2,489)	(1,983)	(2,544)	(2,526)	(5,033)	(3,698)
Commercial NOI	$7,572	$7,180	$8,317	$7,428	$15,889	$17,072

Other Stabilized is composed of completed consolidated communities that the Company owns, which have Stabilized Operations as of January 1, 2026, or which were acquired subsequent to January 1, 2025. Other Stabilized excludes communities that are conducting or are probable to conduct substantial redevelopment activities.

Projected NOI, as used within this release for certain Development communities and in calculating the Market Cap Rate for dispositions, represents management’s estimate, as of the date of this release (or as of the date of the buyer’s valuation in the case of dispositions), of projected stabilized rental revenue minus projected stabilized operating expenses. For Development communities, Projected NOI is calculated based on the first twelve months of Stabilized Operations following the completion of construction. In calculating the Market Cap Rate, Projected NOI for dispositions is calculated for the first twelve months following the date of the buyer’s valuation. Projected stabilized rental revenue represents management’s estimate of projected gross potential minus projected stabilized economic vacancy and adjusted for projected stabilized concessions plus projected stabilized other rental revenue. Projected stabilized operating expenses do not include interest, income taxes (if any), depreciation or amortization, or any allocation of corporate-level property management overhead or general and administrative costs. In addition, projected stabilized operating expenses for Development communities do not include property management fee expense. Projected gross potential for Development communities and dispositions is generally based on leased rents for occupied homes and management’s best estimate of rental levels for homes which are currently unleased, as well as those homes which will become available for lease during the twelve-month forward period used to develop Projected NOI. The weighted average Projected NOI as a percentage of Total Capital Cost is weighted based on the Company’s share of the Total Capital Cost of each community, based on its percentage ownership.

Management believes that Projected NOI of the Development communities, on an aggregated weighted average basis, assists investors in understanding management's estimate of the likely impact on operations of the Development communities when the assets are complete and achieve stabilized occupancy (before allocation of any corporate-level property management overhead, general and administrative costs or interest expense). However, in this release the Company has not given a projection of NOI on a company-wide basis. Given the different dates and fiscal years for which NOI is projected for these communities, the projected allocation of corporate-level property management overhead, general and administrative costs and interest expense to communities under development is complex, impractical to develop, and may not be meaningful. Projected NOI of these communities is not a projection of the Company's overall financial performance or cash flow. There can be no assurance that the communities under development will achieve the Projected NOI as described in this release.

Redevelopment is composed of consolidated communities where substantial redevelopment is in progress or is probable to begin during the current year. Redevelopment is considered substantial when (i) capital invested during the reconstruction effort is expected to exceed the lesser of $5,000,000 or 10% of the community’s pre-redevelopment basis and (ii) physical occupancy is below or is expected to be below 90% during or as a result of the redevelopment activity.

Residential represents results attributable to the Company's apartment rental operations, including parking and other ancillary Residential revenue.

Residential Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to Residential revenue in conformity with GAAP to help investors evaluate the impact of both current and historical concessions on GAAP-based Residential revenue and to more readily enable comparisons to revenue as reported by other companies. In addition, Residential Revenue with Concessions on a Cash Basis allows an investor to understand the historical trend in cash concessions.

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A reconciliation of Same Store Residential revenue in conformity with GAAP to Residential Revenue with Concessions on a Cash Basis is as follows (dollars in thousands):

TABLE 10
	Q2	Q2	Q1	YTD	YTD
	2026	2025	2026	2026	2025
Residential revenue (GAAP basis)	$709,586	$698,628	$702,420	$1,412,006	$1,390,053
Residential concessions amortized	7,066	5,698	6,893	13,959	11,303
Residential concessions granted	(4,482)	(4,364)	(5,572)	(10,054)	(9,351)

Residential Revenue with Concessions on a Cash Basis	$712,170	$699,962	$703,741	$1,415,911	$1,392,005

		Q2 2026 vs. Q2 2025	Q2 2026 vs. Q1 2026		YTD 2026 vs. YTD 2025

% change -- GAAP revenue		1.6%	1.0%		1.6%

% change -- cash revenue		1.7%	1.2%		1.7%

Same Store is composed of consolidated communities where a comparison of operating results from the prior year to the current year is meaningful as these communities were owned and had Stabilized Operations, as defined below, as of the beginning of the respective prior year period. Therefore, for 2026 operating results, Same Store is composed of consolidated communities that have Stabilized Operations as of January 1, 2025, are not conducting or are not probable to conduct substantial redevelopment activities and are not held for sale or probable for disposition within the current year.

Stabilized Operations is defined as operations of a community that occur after the earlier of (i) attainment of 90% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.

Total Capital Cost includes all capitalized costs projected to be or actually incurred to develop the respective Development or Redevelopment community, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees and a contingency estimate, offset by proceeds from the sale of any associated land or improvements, all as determined in accordance with GAAP. Total Capital Cost also includes costs incurred related to first generation commercial tenants, such as tenant improvements and leasing commissions. For Redevelopment communities, Total Capital Cost excludes costs incurred prior to the start of redevelopment when indicated. With respect to communities where development or redevelopment was completed in a prior period or the current period, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management. Total Capital Cost for communities identified as having joint venture ownership, either during construction or upon construction completion, represents the total projected joint venture contribution amount. For joint ventures not in construction, Total Capital Cost is equal to gross real estate cost.

Unconsolidated Development is composed of communities that are either currently under construction, or were under construction and were completed during the current year, in which we have an indirect ownership interest through our investment interest in an unconsolidated joint venture. These communities may be partially or fully complete and operating.

Unencumbered NOI as calculated by the Company represents NOI generated by real estate assets unencumbered by outstanding secured notes payable as of June 30, 2026 as a percentage of total NOI generated by real estate assets. The Company believes that current and prospective unsecured creditors of the Company view Unencumbered NOI as one indication of the borrowing capacity of the Company. Therefore, when reviewed together with the Company’s Interest Coverage, EBITDA and cash flow from operations, the Company believes that investors and creditors view Unencumbered NOI as a useful supplemental measure for determining the financial flexibility of an entity. A calculation of Unencumbered NOI for the six months ended June 30, 2026 is as follows (dollars in thousands):

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TABLE 11
YTD 2026
NOI
Residential NOI:
Same Store	$967,455
Other Stabilized	38,563
Development/Redevelopment	23,796
Total Residential NOI	1,029,814
Commercial NOI	15,889
NOI from real estate assets sold or held for sale	4,516
Total NOI generated by real estate assets	1,050,219
Less NOI on encumbered assets	(52,002)
NOI on unencumbered assets	$998,217

Unencumbered NOI	95%

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